EXHIBIT 99.2

Asia Pacific Wire & Cable Corporation Ltd. Reports First Quarter 2019 Financial Results

TAIPEI, Taiwan, June 26, 2019 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the three months ended March 31, 2019. Unless otherwise indicated, all data are reported in US Dollars at the exchange rate prevailing on the date of the event or result reported.

First Three Months 2019 Financial Results (Ended March 31, 2019)

	First 3 Months 2019	First 3 Months 2018	CHANGE
Revenues	$81.6 million	$106.1 million	(23.1)%
Gross Profit	$6.0 million	$7.9 million	(24.9)%
Net Income (Loss)	$(0.67) million	$0.09 million	(875.6)%
EPS(1)	$(0.05)	$0.01	(600.0)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the three months ended March 31, 2019 and 2018, respectively.

First Three Months 2019 Results

Net revenues for the three months ended March 31, 2019, were $81.6 million, a decrease of 23.1% from $106.1 million in the prior year.  The decrease was primarily attributable to revenue decreases in the Company’s Thailand, North Asia and Rest of World (ROW) regions. Net revenue in the Company’s Thailand region decreased by 9.8%, primarily due to less projects from the public sector. Revenues in the Company's North Asia region decreased by 29.9%, primarily due to negative impact of the trade war between the United States and China. Revenues in the Company's Rest of World ("ROW") region decreased by 23.1%, primarily due to intense competition. The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the three months ended March 31, 2019 decreased by 110.5% to $(0.2) million from $1.8 million in the same period last year.  Operating margin decreased by 113.6%, declining from 1.7% in 2018 to (0.2)% in 2019.  In the Thailand region, operating margin declined from 3.6% to 1.4%, which was attributable primarily to decreases in sales of higher margin products and increases in the advertising & sales promotion expenditures in an effort to expand the market. In the North Asia region, operating margin decreased slightly, primarily due to a decrease in revenue. The ROW region’s operating margin decrease in 2019 was primarily attributable to a decrease in revenue in the region.

Selling, general and administrative expenses for the first quarter of 2019 were $6.4 million, compared to $6.4 million reported in the first quarter of 2018.  Net loss attributable to APWC shareholders was $(0.67) million for the first quarter of 2019, compared to net income of $0.09 million in the same period in 2018.  The decrease in net income was primarily due to a decrease in revenue. The weighted average number of shares issued and outstanding was 13.82 million for the three months ended March 31, 2019 and 2018.

Financial Condition

APWC reported $64.0 million in cash and cash equivalents as of March 31, 2019, compared to cash and cash equivalents of $60.8 million as of December 31, 2018.

Current assets totaled $255.1 million as of March 31, 2019, compared to $254.1 million as of December 31, 2018.  Working capital was $184.1 million as of March 31, 2019.  Short term bank loans were $22.5 million at March 31, 2019, a decrease from $24.8 million at the end of 2018.  The Company had no long-term debt outstanding at March 31, 2019. Shareholder's equity attributable to APWC was $151.7 million as of March 31, 2019, compared to $150.0 million as of December 31, 2018.

APWC reported $6.7 million cash generated from operations during the three months ended March 31, 2019, compared to cash generated from operations of $14.3 million in the corresponding period in 2018. The decrease in cash generated from operations in 2019 was primarily attributable to increase in inventory and a decrease in net profit. The Company reported $1.4 million in cash outflows from investing activities during the three months ended March 31, 2019, compared to $1.0 million in cash outflows in the same period of 2018. The cash used more for investing activities in the first quarter of 2019 was attributable primarily to the increase in purchases of property, plant and equipment in the Thailand region.  APWC reported $2.9 million in cash outflows from financing activities during the first quarter of 2019, compared to $7.9 million in cash outflows from financing activities in the same period of 2018. The decrease in cash outflows in 2019 was primarily attributable to a decrease in the repayment of bank loans.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Asia Alpha Investor Relations
Lisa A. Gray
Partner & Senior Account Manager
Phone: +1-212-989-9899
Email: lisa@asiaalphair.com
Web:  https://asiaalphair.com/

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Revenue	$81,601	$106,076
Cost of sales	(75,641)	(98,141)
Gross profit	5,960	7,935

Other operating income	397	421
Selling, general and administrative expenses	(6,387)	(6,449)
Other operating expenses	(155)	(141)
Operating (loss)/profit	(185)	1,766

Finance costs	(286)	(333)
Finance income	139	89
Share of loss of associates	(1)	-
Exchange (loss) gain	(165)	345
Other income	546	134
Other expense	-	(1)
Profit before tax	48	2,000
Income tax expense	(430)	(906)
(Loss)/Profit for the period	$(382)	$1,094

Attributable to:
Equity holders of the parent	$(667)	$86
Non-controlling interests	$285	$1,008
Basic and diluted earnings per share	$(0.05)	$0.01
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
(Loss)/Profit for the period	$(382)	$1,094
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	3,615	7,580
	3,615	7,580
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(123)	212
Income tax effect	25	(42)
	(98)	170
Re-measuring losses on defined benefit plans	(41)	(84)
Income tax effect	8	17
	(33)	(67)

Other comprehensive income for the year , net of tax	3,484	7,683
Total comprehensive income for the period, net of tax	3,102	8,777
Attributable to:
Equity holders of the parent	1,923	4,742
Non-controlling interests	1,179	4,035
	$3,102	$8,777

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March 31, 2019 (Unaudited)	As of December 31, 2018 (Audited)

Assets
Current assets
Cash and cash equivalents	$63,998	$60,778
Financial assets at fair value through profit or loss	63	-
Trade receivables	72,080	79,617
Other receivables	8,792	12,422
Contract assets	1,332	1,460
Due from related parties	12,346	12,061
Inventories	92,472	83,925
Prepayments	1,175	1,140
Other current assets	2,841	2,745
	255,099	254,148
Non-current assets
Financial assets at fair value through other comprehensive income	2,222	2,332
Property, plant and equipment	41,969	41,418
Right of use assets	3,680	-
Prepaid land lease payments	-	978
Investment properties	725	720
Intangible assets	155	157
Investments in associates accounted from using equity method	879	864
Deferred tax assets	4,093	3,919
Other non-current assets	1,733	1,262
	55,456	51,650
Total assets	$310,555	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March 31, 2019 (Unaudited)	As of December 31, 2018 (Audited)

Liabilities
Current liabilities
Interest-bearing loans and borrowings	$22,492	$24,814
Trade and other payables	23,258	21,127
Due to related parties	2,652	2,997
Financial liabilities at fair value through profit or loss	-	142
Accruals	13,349	14,197
Current tax liabilities	4,080	3,863
Employee benefit liabilities	1,543	1,282
Financial lease liabilities	358	44
Other current liabilities	3,218	3,272
	70,950	71,738

Non-current liabilities
Employee benefit liabilities	8,370	8,273
Financial lease liabilities	2,308	46
Deferred tax liabilities	4,009	3,925
	14,687	12,244
Total liabilities	85,637	83,982

Equity
Issued capital	138	138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	54,349	55,016
Other components of equity	(13,159)	(15,464)
Equity attributable to equity holders of the parent	151,666	150,028
Non-controlling interests	73,252	71,788
Total equity	$224,918	$221,816
Total liabilities and equity	$310,555	$305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the three months
	ended March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$6,732	$14,349
Net cash used in investing activities	(1,367)	(974)
Net cash used in financing activities	(2,887)	(7,925)
Effect of exchange rate on cash and cash equivalents	742	2,463
Net increase in cash and cash equivalents	3,220	7,913
Cash and cash equivalents at beginning of period	60,778	46,093
Cash and cash equivalents at end of period	$63,998	$54,006